Exhibit 99.4
Wipro Limited — Results for the Quarter & Year ended March 31, 2008
(Rs. in Million)
WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT REPORT FOR THE QUARTER AND YEAR ENDED MARCH 31, 2008

	Quarter ended March 31,			Year ended March 31,
Particulars
	2008	2007	Growth %	2008	2007	Growth %

Revenues
IT Services	32,502	27,750	17%	119,556	101,454	18%
Acquisitions	2,609			5,291
BPO Services	3,223	2,636	22%	11,570	9,389	23%
Global IT Services and Products	38,334	30,386	26%	136,417	110,843	23%
India & AsiaPac IT Services and Products	10,956	7,795	41%	37,456	24,783	51%
Consumer Care and Lighting	4,808	2,274	111%	15,207	8,160	86%
Others	3,272	3,035	8%	11,691	7,022	66%
Eliminations	(367)	(299)		(1,196)	(1,057)

TOTAL	57,003	43,191	32%	199,575	149,751	33%

Profit before Interest and Tax — PBIT
IT Services	7,109	6,666	7%	26,483	24,782	7%
Acquisitions	242			381
BPO Services	684	650	5%	2,538	2,157	18%
Global IT Services and Products	8,035	7,316	10%	29,402	26,939	9%
India & AsiaPac IT Services and Products	982	731	34%	3,115	2,139	46%
Consumer Care and Lighting	631	267	136%	1,900	1,006	89%
Others	285	93	206%	770	322	139%

TOTAL	9,933	8,407	18%	35,187	30,406	16%

Interest (Net) and Other non-operating income	182	850		1,883	2,582

Profit Before Tax	10,115	9,257	9%	37,070	32,988	12%

Income Tax expense including Fringe Benefit Tax	(1,399)	(746)	88%	(4,550)	(3,868)	18%

Profit before Share in earnings of associates and minority interest	8,716	8,511	2%	32,520	29,120	12%
Share in earnings of associates	100	48		333	295
Minority interest	(16)	2		(24)	6

PROFIT AFTER TAX	8,800	8,561	3%	32,829	29,421	12%

EARNINGS PER SHARE – EPS Equity shares of par value Rs. 2/– each
Basic (in Rs.)	6.06	5.97		22.62	20.62
Diluted (in Rs.)	6.03	5.91		22.51	20.41

Operating Margin
IT Services	22%	24%		22%	24%
Acquisitions	9%	–		7%	–
BPO Services	21%	25%		22%	23%
Global IT Services and Products	21%	24%		22%	24%
India & AsiaPac IT Services and Products	9%	9%		8%	9%
Consumer Care and Lighting	13%	12%		12%	12%

TOTAL	17%	19%		18%	20%

CAPITAL EMPLOYED
IT Services	54,532	46,454		54,532	46,454
Acquisitions	26,395			26,395
BPO Services	2,797	2,493		2,797	2,493
Global IT Services and Products	83,724	48,947		83,724	48,947
India & AsiaPac IT Services and Products	10,245	5,363		10,245	5,363
Consumer Care and Lighting	17,292	2,957		17,292	2,957
Others	50,659	42,582		50,659	42,582

TOTAL	161,920	99,849		161,920	99,849

CAPITAL EMPLOYED COMPOSITION
IT Services	34%	47%		34%	47%
Acquisitions	16%	–		16%
BPO Services	2%	2%		2%	2%
Global IT Services and Products	52%	49%		52%	49%
India & AsiaPac IT Services and Products	6%	5%		6%	5%
Consumer Care and Lighting	11%	3%		11%	3%
Others	31%	43%		31%	43%

TOTAL	100%	100%		100%	100%

RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services	54%	62%		52%	64%
Acquisitions	4%	–		3%	–
BPO Services	91%	113%		96%	49%
Global IT Services and Products	40%	65%		44%	63%
India & AsiaPac IT Services and Products	41%	61%		40%	55%
Consumer Care and Lighting	15%	39%		19%	48%

TOTAL	26%	34%		27%	36%

Notes to Segment Report:
a)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.

b)	Segment revenue includes certain exchange differences which are reported in other income, in the financial statements. PBIT for the quarter and year ended March 31, 2008 includes certain operating other income of Rs. 38 Million and Rs. 409 Million in Global IT Services and Products, Rs. 20 Million and Rs. 63 Million in India and AsiaPac IT Services and Products, Rs. 26 Million and Rs. 71 Million in Consumer Care and Lighting and Rs. 35 Million and Rs. 281 Million in Others which is not included in segment revenue.

c)	Capital employed of segments is net of current liabilities which is as follows :–
(Rs. in Million)

	As of March 31,
Name of the Segment	2008	2007

Global IT Services and Products	20,705	18,656
India & AsiaPac IT Services and Products	9,751	7,601
Consumer Care and Lighting	3,382	1,537
Others	20,582	14,589

	54,420	42,383

d)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:
(Rs. in Million)

Geography	Quarter ended March 31,				Year ended March 31,
	2008	%	2007	%	2008	%	2007	%

India	14,291	25%	9,749	22%	48,847	24%	31,115	21%
USA	24,510	43%	19,131	44%	87,439	44%	72,702	49%
Europe	13,555	24%	11,495	27%	48,259	24%	36,972	25%
Rest of the World	4,647	8%	2,816	7%	15,030	8%	8,962	6%

Total	57,003	100%	43,191	100%	199,575	100%	149,751	100%

e)	The acquisitions, made by Global IT Services and Products, consummated during the year ended March 31, 2006 and 2007 were reported separately in the segment report. The acquisitions have now been completely integrated into Global IT Services and Products and hence not reported separately in the segment report. Segment information for the previous periods has accordingly been reclassified on a comparable basis.
Notes to Audited Financial Statements:
1	The above audited financial results were approved by the Board of Directors of the Company at its meeting held on April 18, 2008.

2
Status of Rederessal of Complaints received
for the period from January 1, 2008 to March 31, 2008

		Opening	Complaints	Complaints
Sl.		Balance of the	received during	disposed during
No.	Nature of Complaints	Quarter	the Quarter	the Quarter	Unresolved
1	Non-Receipt of Securities	—	1	1	—
2	Non-Receipt of Annual Reports	—	2	2	—
3	Correction / Revalidation of dividend warrants	—	103	103	—
4	SEBI / Stock Exchange Complaints	—	1	1	—
5	Non-Receipt of Dividend warrants	—	34	34	—

	Total	—	141	141	—

3	In accordance with Accounting Standard 21 ‘Consolidated Financial Statements’ and Accounting Standard 23 ‘Accounting for Investments in Associates in Consolidated Financial Statements’ as specified in the Rule 3 of the Companies (Accounting Standards) Rules, 2006, the consolidated financial statements of Wipro Limited include the financial statements of all Subsidiaries of Wipro Limited which are more than 50% owned and controlled and Associates where the Company has significant influence.
4	The Company designated forward contracts and options to hedge highly probable forecasted transactions based on the principles set out in International Accounting Standard (IAS 39) on Financial Instruments: Recognition and Measurement. Until March 31, 2007, the exchange differences on the forward contracts and gain / loss on such options were recognized in the profit and loss account in the periods in which the forecasted transactions were expected to occur.
Effective April 1, 2007, based on the recognition and measurement principles set out in the Accounting Standard (AS) 30 on Financial Instruments: Recognition and Measurement, the changes in the derivative fair values relating to forward contracts and options that are designated as effective cash flow hedges are recognized directly in shareholders’ funds until the hedged transactions occur. Upon occurrence of the hedged transactions the amounts recognized in the shareholders’ funds would be reclassified into the profit and loss account along with the underlying hedged forecasted transactions. In addition, the Company also designates forward contracts as hedges of the net investment in non-integral foreign operations. The changes in the derivative fair values relating to forward contracts and options that are designated as net investments in non-integral foreign operations have been recognized directly in shareholders’ funds within translation reserve. The gains / losses in shareholders’ funds would be transferred to profit and loss account upon the disposal of non-integral foreign operations.
WIPRO LIMITED — CONSOLIDATED
AUDITED FINANCIAL STATEMENTS FOR THE
QUARTER AND YEAR ENDED MARCH 31, 2008
(Rs. in Million)

			Year to date
	3 months ended		figure for the period ended
Particulars	31 March 2008	31 March 2007	31 March 2008	31 March 2007
	Audited	Audited	Audited	Audited

1 Net Income from Sales/Services	56,919	43,068	200,195	150,008

2 Cost of Sales / Services
a) (Increase)/Decrease in stock in trade and work in progress	(270)	(215)	(403)	(749)
b) Consumption of raw materials	4,785	4,172	17,090	11,460
c) Purchase of traded goods	5,956	3,793	19,576	12,471
d) Other expenditure	27,935	20,784	99,016	75,541

3 Gross Profit (1-2)	18,513	14,534	64,916	51,285

4 General and Administrative expenses	3,164	2,263	10,602	7,542
5 Selling and Distribution expenses	4,110	2,776	13,971	9,357
6 Depreciation	1,508	1,089	5,358	3,979

7 Operating Profit before interest (3) — (4+5+6)	9,731	8,406	34,985	30,407

8 Interest expense	469	40	1,690	124
9 Exceptional Items	—	—	—	—

10 Operating Profit after interest and Exceptional Items (7-8-9)	9,262	8,366	33,295	30,284

11 Other investment income	853	891	3,775	2,706

12 Profit from Ordinary Activities before tax (10+11)	10,115	9,257	37,070	32,990

13 Tax Expense	1,399	746	4,550	3,868

14 Net Profit from Ordinary Activities after tax (12-13)	8,716	8,511	32,520	29,122

15 Minority Interest	(16)	2	(24)	6
16 Share in Earnings of Associates	100	48	333	295
17 Extraordinary items (net of tax expense)	—	—	—	—

18 Net Profit for the period (14+15+16-17)	8,800	8,561	32,829	29,423

19 Paid up equity share capital	2,923	2,918	2,923	2,918
(Face value Rs. 2 per share)
20 Reserves excluding Revaluation Reserves (as per balance sheet) of previous accounting year				93,042

21 EARNINGS PER SHARE (EPS)
Before extraordinary items (not annualised)
Basic (in Rs.)	6.06	5.97	22.62	20.62
Diluted (in Rs.)	6.03	5.91	22.51	20.41
After extraordinary items (not annualised)
Basic (in Rs.)	6.06	5.97	22.62	20.62
Diluted (in Rs.)	6.03	5.91	22.51	20.41

22 Public shareholding*
Number of shares	277,096,250	275,290,320	277,096,250	275,290,320
Percentage of holding	18.96%	18.87%	18.96%	18.87%
Details of expenditure
Items exceeding 10% of total expenditure Employee Cost	23,198	17,206	82,726	62,397

*	Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt)
Notes to Audited Financial Statements (Continued):
As of March 31, 2007, the Company had forward / option contracts to sell USD 87 Million and as of March 31, 2008, the Company had forward / option contracts to sell USD 2,497 Million, GBP 84 Million, Euro 24 Million and JPY 7,682 Million relating to highly probable forecasted transactions. In addition, the Company had forward contracts to sell USD 281 Million and EUR 65 Million as of March 31, 2008 relating to net investments in non-integral foreign operations.

As of March 31, 2008, the Company has recognized mark-to-market losses of Rs. 1,097 Million relating to forward contracts / options that are designated as effective cash flow hedges and mark-to-market losses of Rs. 495 Million relating to forward contracts / options that are designated as net investments in non-integral foreign operations in shareholders’ funds.

5	The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest in a graded manner over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years.

For the year ended March 31, 2008 the Company has recorded stock compensation expense of Rs. 1,166 Million.

The Company has been advised by external counsel that the straight line amortization over the total vesting period complies with the SEBI Employee Stock Option Scheme Guidelines 1999, as amended. However, an alternative interpretation of the SEBI guidelines could result in amortization of the cost on an accelerated basis. If the Company were to amortize the cost on an accelerated basis, profit after taxation for the quarter and year ended March 31, 2008 would have been lower by Rs. 41 Million and Rs. 231 Million respectively. Similarly, profit after taxation for the quarter and year ended March 31, 2007 would have been lower by Rs. 83 Million and Rs. 348 Million respectively. This would effectively increase the profit after taxation in later periods by similar amounts.

6
(i)  Pursuant to the scheme of amalgamation approved by the Honorable High Courts of Karnataka and Andhra Pradesh, Wipro Infrastructure Engineering Limited (‘WIN’), Quantech Global Services Limited (‘Quantech’) and Wipro Healthcare IT Limited (‘WHCIT’), wholly owned subsidiaries of the Company, have been merged with the Company with retrospective effect from 1 April, 2007, the Appointed Date. In accordance with the scheme of amalgamation approved by the courts, the excess of net assets acquired over carrying value of investments in WIN of Rs 1,134 Million has been credited to capital reserves of Wipro Limited. In the consolidated financial statements, this resulted in a transfer of Rs 1,097 Million to capital reserves.

     The excess of the investment carrying value over net asset acquired for WHCIT and Quantech of Rs. 256 Million has been debited to general reserve of Wipro Limited. In the consolidated financial statements, goodwill relating to WHCIT and Quantech of Rs. 227 Million has been debited to general reserve, consequent to the merger.

(ii) Pursuant to the scheme of amalgamation approved by the Honorable High Court of Karnataka and High Court of Judicature at Bombay, the Company has merged mPower Software Services India Private Limited (‘mPower’), mPact Technology Service Private Limited (‘mPact’) and cMango India Private Limited (‘cMango’) with the Company retrospectively from 1 April 2007, the Appointed Date. mPower, mPact and cMango were fully held by Wipro Inc, which in turn is a wholly owned subsidiary of the Company. Pursuant to the scheme of amalgamation, the Company will issue 968,803 fully-paid equity shares with a market value as on April 1, 2007 of Rs. 540 Million as consideration to a controlled trust for the benefit of Wipro Inc. The excess of net assets acquired over consideration paid amounting to Rs. 91 Million has been recognized in general reserve of Wipro Limited. In the consolidated financial statements, the goodwill arising on consolidation of the amalgamated companies amounting to Rs. 993 Million has been adjusted against general reserves, consequent to the merger.

(iii)  In the terms of the scheme of amalgamation filed with and endorsed by the State of Delaware, USA, cMango Inc. and Quantech Global Services LLC amalgamated with Wipro Inc. with effect from June 1, 2007 and May 1, 2007 respectively. These amalgamations have been accounted as ‘amalgamation in the nature of merger’ in accordance with Accounting Standard 14, Accounting for Amalgamations and goodwill amounting to Rs. 1,376 Million has been adjusted against the general reserve of the Company.

(iv) The Company has merged its following, fully owned subsidiaries into Hydrauto Group AB with retrospective effect from April 1, 2007.
a)	Hydrauto Medium Cylinders Skelleftteas AB

b)	Hydrauto Engineering AB

c)	Hydrauto Light Cylinders Bispgarden AB

d)	Hydrauto Light Cylinders Ostersund AB

e)	Hydrauto Big Cylinders Ljungby AB

f)	Hydrauto Logistics AB
7	In September 2007, the Company acquired Infocrossing, Inc. (Infocrossing), a US-based provider of IT infrastructure management, enterprise application and business process outsourcing services for a purchase consideration of USD 436 Million (including direct cost of acquisition of USD 5 Million). The acquisition was conducted by means of a tender offer for all of the outstanding shares of Infocrossing. This acquisition broadens the data center and mainframe capabilities to uniquely position the Company in the remote infrastructure management space.

The purchase consideration has been allocated on a preliminary basis based on managements’ estimates and goodwill of Rs. 22,406 Million has been recorded. The Company is in the process of making final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of net assets recorded.
8	In July 2007, the Company acquired Unza Holdings (Unza), a Singapore-based FMCG firm for a purchase consideration of USD 246 Million (including direct cost of acquisition of USD 1 Million). Unza is one of South East Asia’s, largest independent manufacturer and marketer of personal care products, and has operations in over 40 countries. Unza has an excellent product range and a large portfolio of strong brands catering to Asian consumers. This acquisition would significantly increase the Company’s market size and provide significant synergy in terms of access of common vendors, formulation and brands.

The purchase consideration has been allocated on a preliminary basis based on managements’ estimates and goodwill of Rs. 10,338 Million has been recorded. The Company is in the process of making final determination of the carrying value of assets and liabilities, which may result in changes in the carrying value of net assets recorded.
9	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the year ended March 31, 2008, which have been submitted to the stock exchanges and are available on the website of the company www.wipro.com and the stock exchanges.

10	Pursuant to Clause 41 (VI) (b) (iii) of the Listing Agreement, we inform that we have published consolidated financial results for the year ended March 31, 2008. The stand-alone financial results of Wipro Limited for the quarter ended March 31, 2008 and for the period April 1, 2007 to March 31, 2008 have been submitted to the stock exchanges and are available for perusal in our company website at www.wipro.com and in stock exchange’s website of both Mumbai Stock Exchange and National Stock Exchange of India Limited namely www.bseindia.com and www.nse-india.com.
By order of the board

Place: Bangalore	Azim H Premji
Date: April 18, 2008	Chairman

WIPRO LIMITED
Regd. Office: Doddakannelli,
Sarjapur Road, Bangalore — 560 035.
www.wipro.com